EXHIBIT 99.1

LEVON RESOURCES LTD.
(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements

For the three and nine months ended December 31, 2013
(Expressed in Canadian Dollars)

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The condensed interim financial statements of Levon Resources Ltd. (an exploration stage company) are the responsibility of the Company’s management. These condensed financial statements are prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the condensed interim financial statements prior to their submission to the Board of Directors for approval.

The condensed interim financial statements have not been audited.

“Ron Tremblay”	“Annie Chan”
Ron Tremblay	Annie Chan, CA
CEO	CFO

Vancouver, British Columbia
February 13, 2014

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian Dollars)

	December 31, 2013	March 31, 2013

ASSETS
Current
Cash and cash equivalents	$43,516,009	$49,311,914
Amounts receivable	28,405	46,705
Prepaid expenses	146,395	51,474
Investments (Note 4)	2,896	3,977
	43,693,705	49,414,070

Non-current assets
Due from related parties (Note 11)	-	5,564
Reclamation deposits (Note 5)	32,629	32,629
Amounts receivable (Note 6)	2,751,150	2,492,845
Exploration and evaluation assets (Note 7)	128,748,552	126,601,959
Property and equipment (Note 8)	115,078	134,429
Total Assets	$175,341,114	$178,681,496

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$101,989	$162,686
Due to related parties (Note 11)	68,728	81,540

Total Liabilities	170,717	244,226

SHAREHOLDERS’ EQUITY
Share capital (Note 9)	230,664,826	230,664,826
Reserves	15,926,656	16,243,081
Accumulated other comprehensive loss	(26,577)	(25,496)
Deficit	(71,394,508)	(68,445,141)

Total Equity	175,170,397	178,437,270

Total Liabilities and Shareholders’ Equity	$175,341,114	$178,681,496

Approved on behalf of the Board:

“Gary Robertson”		“Ron Tremblay”
Gary Robertson	Director	Ron Tremblay	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars)

		Three months ended December 31,		Nine months ended December 31,
	Note	2013	2012	2013	2012
Operating and Administrative Expenses
Consulting and management fees		$182,248	$172,650	$522,657	$516,750
Depreciation		5,198	4,307	15,594	29,234
Exploration expenditures	7	1,749,985	832,690	2,620,316	4,039,180
Independent director fees		22,500	18,000	75,000	78,000
Listing and filing fees		3,707	2,117	70,279	55,962
Office, occupancy & miscellaneous		26,701	11,122	123,252	112,161
Professional fees		5,697	108,707	123,386	67,857
Salaries and benefits		76,880	45,647	175,314	169,544
Share-based compensation	10	-	71,803	35,594	1,200,522
Shareholder relations and promotion		47,989	46,809	161,102	151,536
Travel		24,451	56,219	47,714	226,470

Loss Before Other Items		(2,145,356)	(1,370,071)	(3,970,208)	(6,647,216)

Other Income
Interest income		152,988	121,470	419,242	349,327
Unrealized foreign exchange gain (loss)		298,768	185,628	249,580	(5,771)

Net Loss for Period		(1,693,600)	(1,062,973)	(3,301,386)	(6,303,660)

Other Comprehensive Loss
Unrealized loss on available-for-sale securities		(276)	(106)	(1,081)	(3,182)

Total Comprehensive Loss for Period		$(1,693,876)	$(1,063,079)	$(3,302,467)	$(6,306,842)

Loss Per Share, Basic and Diluted		$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Number of Common Shares Outstanding		199,854,423	199,854,423	199,854,423	199,796,605

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Cash Flows
(Expressed in Canadian Dollars)

		Nine months ended December,
	Note	2013	2012
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net loss		$(3,301,386)	$(6,303,660)
Adjustments for non-cash items:
Depreciation		15,594	29,234
Share-based compensation		35,594	1,200,522
		(3,250,198)	(5,073,904)

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses		(334,926)	101,787
Accounts payable and accrued liabilities		(51,485)	(122,063)
Due from (to) related parties		(7,248)	(273,222)
		(3,643,857)	(5,367,402)

INVESTING ACTIVITIES
Investment in exploration and evaluation assets		(2,146,593)	-
Purchase of equipment		(5,455)	(11,848)
		(2,152,048)	(11,848)

FINANCING ACTIVITIES
Issue of share capital for cash, net of issuance costs		-	27,758

Net decrease in cash		(5,795,905)	(5,351,492)
Cash and cash equivalents, beginning of the period		49,311,914	58,051,989
Cash and cash equivalents, end of the period		$43,516,009	$52,700,497

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

		Equity Reserves				Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595
Share issuance costs	-	(7,242)	-	-	-	-	-	(7,242)
Exercise of options	100,000	35,000	-	-	-	-	-	35,000
Fair value of options exercised	-	21,160	(21,160)	-	(21,160)	-	-	-
Transfer of expired options	-	-	(218,781)	(950,766)	(1,169,547)	-	1,169,547	-
Share-based compensation	-	-	1,200,522	-	1,200,522	-	-	1,200,522
Net loss for the period	-	-	-	-	-	-	(6,303,660)	(6,303,660)
Unrealized loss on available for sale securities	-	-	-	-	-	(3,182)	-	(3,182)
Balance, December 31, 2012	199,854,423	$230,657,584	$16,473,830	$-	$16,473,830	$(24,945)	$(68,033,436)	$179,073,033

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars)

		Equity Reserves				Accumulated Other		Total
	Shares	Share Capital	Reserve for options	Reserve for warrants	Total	Comprehensive Loss	Accumulated Deficit	Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270
Transfer of expired options	-	-	(352,019)	-	(352,019)	-	352,019	-
Share-based compensation	-	-	35,594	-	35,594	-	-	35,594
Net loss for the period	-	-	-	-	-	-	(3,301,386)	(3,301,386)
Unrealized loss on available for sale securities	-	-	-	-	-	(1,081)	-	(1,081)
Balance, December 31, 2013	199,854,423	$230,664,826	$15,926,656	$-	$15,926,656	$(26,577)	$(71,394,508)	$175,170,397

The accompanying notes are an integral part of these condensed consolidated interim financial statements

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

1.
NATURE OF OPERATIONS

Levon Resources Ltd. (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date. The address of the Company’s registered office is Suite 900 – 570 Granville Street, Vancouver, British Columbia V6C 3P1.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

2.
BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS

Statement of compliance and conversion to International Financial Reporting Standards

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended March 31, 2012, which were prepared in accordance with IFRS as issued by the IASB.

Basis of presentation

These financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis except for financial instruments that have been classified as fair value through profit and loss (“FVTPL”), which are stated at their fair values. In addition, these financial statements have been prepared using the accrual basis of accounting, with the exception of cash flow information. The accounting policies set out in Note 3 of the Company’s audited financial statements as at and for the year ended March 31, 2012 have been applied in preparing these condensed interim financial statements

Approval of the condensed consolidated interim financial statements

These condensed consolidated interim financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on February 12, 2014.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

2.	BASIS OF PRESENTATION AND FIRST TIME ADOPTION OF IFRS (Continued) Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the condensed consolidated interim statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Significant accounting judgements and estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimated uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

•	the recoverability of amounts receivable;
•	the carrying value and recoverable amount of exploration and evaluation assets;
•	the recoverability and estimated useful lives of property and equipment;
•	the recognition and measurement of deferred tax assets and liabilities;
•	the provisions including the estimated reclamation provisions and environmental obligations;
•	the determination of the assumptions used in the calculation of share-based payments; and
•	the allocation of proceeds for unit offerings between share capital and warrants.

Basis of consolidation The condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia; Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the condensed consolidated interim financial statements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.	RECENT ACCOUNTING PRONOUNCEMENTS New accounting standards effective April 1, 2013

IFRS 10 Consolidated Financial Statements – IFRS 10 requires a parent to present consolidated financial statements as those of a single economic entity, replacing the requirements previously contained in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities.

The standard identifies the principles of control, determines how to identify whether an investor controls an investee, and therefore, must consolidate the investee, and sets out the principles for the preparation of consolidated financial statements.

The standard introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in “special purpose entities”). Under IFRS 10, control is based on whether an investor has power over the investee, exposure, or rights, to variable returns from its involvement with the investee, and the ability to use its power over the investee to affect the amount of the returns.

IFRS 11 Joint Arrangements – IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued) New accounting standards and interpretations not yet adopted (Continued)

IFRS 12 Disclosure of Interests in Other Entities – IFRS 12 requires the extensive disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with, interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

In high-level terms, the required disclosures are grouped into the following broad categories:

•	Significant judgments and assumptions – such as how control, joint control, significant influence has been determined
•	Interests in subsidiaries – including details of the structure of the group, risks associated with structured entities, changes in control, and so on
•
Interests in joint arrangements and associates – the nature, extent and financial effects of interests in joint arrangements and associates (including names, details and summarized financial information)

•
Interests in unconsolidated structured entities – information to allow an understanding of the nature and extent of interests in unconsolidated structured entities and to evaluate the nature of, and changes in, the risks associated with its interests in unconsolidated structured entities

IFRS 12 lists specific examples and additional disclosures which further expand upon each of these disclosure objectives, and includes other guidance on the extensive disclosures required.

Applicable to annual periods beginning on or after January 1, 2013. If early-adopted, must be adopted together with IFRS 10, IFRS 11, IAS 27 (2011) and IAS 28 (2011).

IFRS 13 Fair Value Measurement – IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to IAS 1 Presentation of Financial Statements – The IASB has amended IAS 1 to require entities to separate items presented in other comprehensive income (“OCI”) into two groups, based on whether or not items may be reclassified into profit or loss in the future. Entities that choose to present OCI items before tax will be required to show the amount of tax related to the two groups separately.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20 addresses the accounting for overburden waste removal (stripping) costs in the production phase of a surface mine. Stripping activity may result in two types of benefits: i) inventory produced and ii) improved access to ore that will be mined in the future. Stripping costs associated with inventory production should be accounted for as a current production cost in accordance with IAS 2 Inventories, and those associated with improved access to ore should be accounted for as an addition to, or enhancement of, an existing asset.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued) New accounting standards effective April 1, 2013 (Continued)

Amendments to other standards– In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 10 to 13, IFRIC 20 and the amendments to other standards, is effective for the Company beginning on April 1, 2013 with early adoption permitted. The Company is assessing the impact that the new standards will have on its consolidated financial statements.

New accounting standards effective April 1, 2015

IFRS 9 Financial Instruments – IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent that they do not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39 Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at FVTPL would generally be recorded in OCI.

IFRS 9 is effective for the Company beginning on April 1, 2015 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its consolidated financial statements or whether to early-adopt any of the new requirements.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

4.	INVESTMENTS At December 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp. *	11,632	$27,918	$(27,685)	$233
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,108	2,663
		$29,473	$(26,577)	$2,896

At March 31, 2013, the Company held investments as follows:

	Quantity	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Mill Bay Ventures Inc. *	34,897	$27,918	$(27,221)	$697
Avino Silver & Gold Mines Ltd.	2,200	1,554	1,725	3,280
		$29,473	$(25,496)	$3,977

* During the nine months ended December 31, 2013, Mill Bay Ventures Inc. changed its name to Great Thunder Gold Corp. and had a 1 for 3 share consolidation.

5.
RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from September 18, 2014 to January 15, 2015 and interest rates at 1.00%.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

6.
AMOUNTS RECEIVABLE

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax. At December 31, 2013, there are no indications that suggest that the Company’s Mexican value added tax are not recoverable.

7.	EXPLORATION AND EVALUATION ASSETS The Company has capitlized the following acquisition expenditures:

Cordero Sanson

Balance, March 31, 2013	$126,601,959
Additions during the year *	2,146,593
Balance, December 31, 2013 and March 31, 2013	$128,748,552

* During the nine months ended December 31, 2013, the Company entered into an agreement to purchase a 100% interest in the Aida mining claim, located in a central part of the Cordero Project claim block for $2,000,000 USD. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district. This amount has been capitalized as exploration and evaluation assets.

The Company incurred the following exploration expenditures with the Cordero Sanson property, which were expensed in the condensed consolidated interim statement of operations for the three and nine months ended December 31, 2013 and 2012.

	Cordero Sanson
	Three months ended December 31, 2013	Nine months ended December 31, 2013
	(Note 7(c))	(Note 7(c))

Assays	$183,874	$280,048
Drilling and exploration	1,104,450	1,121,334
General supplies and services	130,060	215,508
Geological and management services	321,563	839,974
Professional fees **	10,038	115,620
Mining Rights **	-	47,832
	$1,749,985	$2,620,316

** Mining rights and professional fees were previously recorded as part of geological and management services.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

	Cordero Sanson
	Three months ended December 31, 2012	Nine months ended December 31, 2012
	(Note 7(c))	(Note 7(c))

Assays	$13,301	$238,125
Drilling and exploration	30,277	1,093,966
General supplies and services	89,164	125,294
Geological and management services	699,948	2,581,795
	$832,690	$4,039,180

(a)	Congress claims

The Company owns a 50% leasehold interest in 45 claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex had transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in 74 mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing until December 2014.

(c)	Cordero Sanson

The Cordero Sanson Property (“Cordero”) is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

During the year ended March 31, 2011, the Company acquired 100% ownership of the property by way of the acquisition of VHV.

(d)	Other claims include the Eagle Ruf and Norma Sass and Wayside as described below:

(i)	Eagle claims The Company holds a 50% interest in 26 lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

7.	EXPLORATION AND EVALUATION ASSETS (Continued)

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Resource Inc. (“Coral”), a public company with common directors and management, an undivided one-third interest in 54 mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of US$1,250,000.

(iii)	Wayside claims

The Company owns 24 mineral claims in the Lillooet Mining Division, British Columbia.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

8.	PROPERTY AND EQUIPMENT

	Computer equipment	Furniture and equipment	Vehicles	Machinery equipment	TOTAL
	$	$	$	$	$
COST
Balance at March 31, 2013	11,493	33,950	54,976	101,948	202,367
Additions	-	-	-	5,455	5,455
Balance at December 31, 2013	11,493	33,950	54,976	107,403	207,822

ACCUMULATED DEPRECIATION
Balance at March 31, 2013	4,859	13,524	13,676	35,879	67,938
Depreciation	1,959	10,978	9,658	2,211	24,806
Balance at December 31, 2013	6,818	24,502	23,334	38,090	92,744

CARRYING AMOUNTS
At March 31, 2013	6,634	20,426	41,300	66,069	134,429
At December 31, 2013	4,675	9,448	31,642	69,313	115,078

Of the $24,806 depreciation recognized during the nine months ended December 31, 2013, $15,594 was recognized as depreciation expense and $9,212 was recorded as part of exploration expense.

9.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value

Issued

There was no share capital transactions during the nine months ended December 31, 2013.

During the nine months ended December 31, 2012, 100,000 stock options were exercised for gross proceeds of $35,000. The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserves to capital stock.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued) Share purchase warrants A summary of share purchase warrants transactions during the nine month ended December 31, 2013 and 2012 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Balance, March 31, 2012	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, December 31, 2013 and 2012	-	-

Stock options

The Company established a stock option plan in 2004 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the nine months ended December 31, 2013 and 2012, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, March 31, 2013	14,880,000	$0.84
Granted	100,000	$0.75
Expired/cancelled/forfeited	(1,275,000)	$1.13
Stock options outstanding, December 31, 2013	13,705,000	$0.83

	Underlying Shares	Weighted Average Exercised Price

Stock options outstanding, March 31, 2012	13,965,000	$0.82
Granted	1,350,000	$1.02
Exercised	(100,000)	$0.35
Expired/cancelled/forfeited	(125,000)	$1.39
Stock options outstanding, December 31, 2012	15,090,000	$0.84

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

9.	SHARE CAPITAL (Continued) A summary of stock options outstanding and exercisable as at December 31, 2012 and 2011 is as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012

June 14, 2013	$0.85	-	100,000	-	100,000
June 14, 2013	$1.25	-	100,000	-	100,000
November 15, 2013 ***	$0.75	-	500,000	-	500,000
November 21, 2013	$1.50	-	250,000	-	250,000
April 28, 2014	$0.25	225,000	325,000	225,000	325,000
January 28, 2015	$0.70	200,000	200,000	200,000	200,000
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,400,000	3,285,000	3,400,000
March 25, 2016 ***	$0.75	7,920,000	8,040,000	7,920,000	8,040,000
October 3, 2016	$1.50	25,000	225,000	25,000	225,000
October 3, 2016 ***	$0.75	200,000	200,000	200,000	200,000
May 15, 2017	$1.00	750,000	750,000	750,000	375,000
June 7, 2017	$1.00	100,000	100,000	100,000	50,000
November 26, 2015	$0.75	100,000	100,000	50,000	-
November 26, 2015	$1.00	200,000	200,000	100,000	-
November 26, 2015	$1.25	200,000	200,000	100,000	-
July 15, 2015	$0.75	100,000	-	12,500	-
		13,705,000	15,090,000	13,367,500	14,165,000

*** On September 21, 2012, the Company modified the exercise price of options with an expiry date of November 15, 2013, March 25, 2016 and October 3, 2016 with an original exercise price of $1.25, $1.65 and $1.50, respectively, to $0.75 each.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

10.
SHARE-BASED PAYMENTS

During the nine months ended December 31, 2013, the Company granted 100,000 stock options exercisable at $0.75 for two years to a consultant of the Company.

During the nine months ended December 31, 2012, the Company granted 850,000 stock options exercisable at $1.00 for five years to a director, officer, and employees of the Company.

During the nine months ended December 31, 2012, the Company granted 500,000 stock options exercisable between $0.75 to $1.50 for three years to an employee of the Company.

On September 21, 2012, the Company modified the following stock options:

•	200,000 stock options granted on October 3, 2011 were modified from an exercise price of $1.50 to $0.75;
•	500,000 stock options granted on November 15, 2010 were modified from an exercise price of $1.25 to $0.75;
•	8,040,000 stock options granted on March 25, 2011 were modified from an exercise price of $1.65 to $0.75.

The Company recorded total share-based payments of $35,594 (2012 - $1,200,522) on options issued, which vested during the nine months ended, and options modified during the period.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options re-valued and granted to officers, directors, consultants and employees was calculated using the Black-Scholes model with following weighted average assumptions:

	Nine months ended December 31, 2013	Nine months ended December 31, 2012

Weighted average assumptions:
Fair value at grant date	$0.05	$0.42
Risk-free interest rate	1.13%	1.27%
Expected dividend yield	-	-
Expected option life (years)	2.00	3.18
Expected share price volatility	92.52%	104.35%

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.	RELATED PARTY TRANSACTIONS During the nine months ended December 31, 2013:

(a)
$281,399 (2012 - $261,492) was charged to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; salaries and benefits; and administrative services paid on behalf of the Company by Oniva International Services Corp. (“Oniva”), a private company owned by the Company and five other reporting issuers having common directors.

(b)	$75,000 (2012 - $78,000) was paid for director fees during the period.

The Company takes part in a cost-sharing arrangement to reimburse Oniva for a variable percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party.

Due to related parties consists of the following:

	December 31, 2013	March 31, 2013

Chevillon Exploration. (ii)	$3,435	$3,480
Coral Gold Resources Ltd. (iii)	34,008	33,347
Oniva (i)	30,497	44,713
Great Thunder Gold Corp. (iii)	788	-
	$68,728	$81,540

(i)	Oniva and ABC Drilling are private companies related by way of common management and directors.

(ii)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(iii)	Coral Gold Resources Ltd. is a public company related by way of common directors.

Accounts payable includes $Nil (2013 - $19,354) owed to a public company related by way of common directors and $Nil (2013 - $30,673) owed to a private company related by way of common management and directors.

Due from related parties includes $Nil (2013 - $5,564) due from a private company related by way of common directors management and directors.

Related party transactions are measured at the estimated fair values of the services provided or goods received.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

11.
RELATED PARTY TRANSACTIONS (Continued)

Management transactions

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the nine months ended December 31, 2013 and 2012 are as follows:

	December 31, 2013	December 31 , 2012

Salaries and benefits	$72,295	$61,968
Consulting and management fees (i)	515,190	509,567
Share-based payments (ii)	-	1,200,522
	$587,485	$1,772,057

(i)	Consulting and management fees include management fees paid to a company controlled by a director and officer of the company and has been included as part of exploration expense.

(ii)	Share-based payments include the modification of the exercise price of stock options granted to certain officers and directors to $0.75. See note 10.

12.
SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	December 31, 2013	March 31, 2013

Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	115,078	134,429
Total Canada	147,707	167,058

Mexico
Exploration and evaluation assets	128,748,552	126,601,959
Total Mexico	128,748,552	126,601,959
	$128,896,259	$126,769,017

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

13.	COMMITMENTS The Company has entered into consulting agreements expiring in 2014. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	December 31, 2013	March 31, 2013

Not later than one year	$123,662	$494,647
Later than one year and no later than five years	15,868	15,868
	$139,530	$510,515

14.
FINANCIAL INSTRUMENTS

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax) and accounts payable are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents comprise short-term investments that are readily converted to known amounts of cash with original maturities of three months or less. Investment securities are accounted for at fair value based on quoted market prices. The carrying amount of reclamation deposits approximate their fair value as the stated rates approximates the market rate of interest.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash is exposed to credit risk.

The Company manages credit risk, in respect of cash, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	December 31, 2013	March 31, 2013

Cash and cash equivalents held at major financial institutions
Canada	$43,181,105	$49,253,522
Mexico	334,904	58,392

	43,516,009	49,311,914
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$43,548,638	$49,344,543

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (Continued)

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has cash and cash equivalents at December 31, 2013 in the amount of $43,516,009 (2013 - $49,311,914) in order to meet short-term business requirements. At December 31, 2013, the Company had current liabilities of $170,717 (March 31, 2013 - $244,226). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms. Advances payable to related parties are without interest or stated terms of repayment.

(c)	Market risk

Market risk consists of interest rate risk and foreign currency risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company’s cash and cash equivalents consist of cash held in bank accounts and fixed income investments that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of December 31, 2013. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (continued)

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency fluctuation related to its exploration and evaluation assets thereon, and accounts payable in US dollar balances and Mexican pesos (“MXN”). A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	December 31, 2013		March 31, 2013
	MXN Pesos	USD	MXN Pesos	USD

Cash and cash equivalents	$4,075,674	$57,160	$661,140	$4,980,789
Amounts receivable	61,891,534	-	41,045,323	-
Accounts payable and accrued liabilities	(19,092,703)	-	(2,653,360)	-
Amounts due to related parties	-	(33,132)	-	(13,778)
Net exposure	$46,874,505	$24,028	$39,053,103	$4,967,011
Canadian dollar equivalent	$3,805,741	$25,556	$3,212,899	$5,044,497

Based on the net US dollar denominated asset and liability exposures as at September 30, 2013, a 6% (March 31, 2013 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s earnings by approximately $1,500 (March 31, 2013 - $302,000).

Based on the net Mexican peso denominated asset and liability exposures as at September 30, 2013, a 8% (March 31, 2013 - 8%) fluctuation in the Canadian/MXN exchange rates will impact the Company’s earnings by approximately $304,000 (March 31, 2013 - $65,000).

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices, which is immaterial.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

LEVON RESOURCES LTD.
(An Exploration Stage Company)
Notes to the Condensed Consolidated Interim Financial Statements
(Expressed in Canadian Dollars)

14.	FINANCIAL INSTRUMENTS (Continued)

(e)	Classification of financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at December 31, 2012.

	Level 1	Level 2	Level 3

Cash and cash equivalents	$43,516,009	$-	$-
Investments	$2,896	$-	$-

15.
CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the period ended December 31, 2013. The Company is not subject to external restrictions on its capital.